Healthcare Corporation of America
36 Kevin Drive
Flanders, NJ 07836
Tel 973 769 4216 Fax

September 10, 2008

Via Edgar Transmission

U.S. Securities and Exchange Commission
100 F Street N.W.
Washington, D.C. 20549

RE:	Healthcare Corporation of America Registration Statement on Form 10-12g Filed July 14, 2008 File No. 000 533 20

Dear	Ms. Barros, Attorney & Mr. Jeffrey Reidler, Assistant Director

     As Ms. Barros discussed with Joseph Drucker, Corporate Counsel and Secretary, Healthcare Corporation of America hereby respectfully requests that the Securities and Exchange Commission withdraw our Registration Statement on Form 10 filed July 14, 2008 to prevent the Registration Statement’s becoming automatically effective within 60 days of its filing, that is September 12, 2008.

     It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date it is filed with the Commission unless we receive notice from the Commission that this application will not be granted.

     Should any of the staff have any questions concerning this letter of desire, any further information or clarifications, please do not hesitate to contact Joseph Drucker, our Corporate Counsel and Secretary, at 732 928 5965.

Very truly yours,

/s/ Gary Sekulski Gary Sekulski CEO and President